UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Distribution Agency Agreement

On August 8, 2013, Tsakos Energy Navigation Limited (the “Company”), entered into a Distribution Agency Agreement (the “Distribution Agency Agreement”) with Jefferies LLC, as the Manager, providing for the offer and sale from time to time of up to 4,000,000 common shares (the “Shares”) of the Company, par value $1.00 per share.

The offered Shares will be offered pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-184042) (the “Registration Statement”). The Company has filed a prospectus supplement, dated August 8, 2013, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the Shares.

The foregoing description is qualified in its entirety by reference to the Distribution Agency Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinions

In connection with the Shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto and an opinion of its U.S. legal counsel, Morgan, Lewis & Bockius LLP, which is filed as Exhibit 5.2 hereto.

The foregoing description is qualified in its entirety by reference to the opinions of Conyers Dill & Pearman Limited and Morgan, Lewis & Bockius LLP, copies of which are included as Exhibits 5.1 and 5.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

This Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-184042), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Distribution Agency Agreement dated August 8, 2013

5.1	Opinion of Conyers Dill & Pearman Limited

5.2	Opinion of Morgan, Lewis & Bockius LLP

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2013

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer